FS Development Corp.

600 Montgomery Street, Suite 4500

San Francisco, California 94111

January 19, 2021

VIA EDGAR

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FS Development Corp.
Amendment No. 5 to Registration Statement on Form S-4
Filed on January 19, 2021
Registration No. 333-249785

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, FS Development Corp. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 3:00 p.m., prevailing Eastern Time, on January 19, 2021, or as soon as practicable thereafter.

Please contact Joel Rubinstein (joel.rubinstein@whitecase.com / telephone: (212) 819-7642), Bryan J. Luchs (bryan.luchs@whitecase.com / telephone: (212) 819-7848) or Patti Marks (patti.marks@whitecase.com / telephone: (212) 819-7019) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

FS Development Corp.

By:	/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Chief Financial Officer

cc:	Jim Tananbaum (FS Development Corp.)

Joel Rubinstein
Bryan Luchs
Patti Marks
(White & Case LLP)

Mitchell S. Bloom
Jocelyn Arel
Laurie A. Burlingame
(Goodwin Procter LLP)

[Signature Page to Amendment No. 5 to S-4 Acceleration Request]